FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

14 March 2014

JONATHAN SYMONDS CBE JOINS HSBC GROUP

Jonathan Symonds, CBE, former Chief Financial Officer of Novartis AG, has been appointed as an independent non-executive Director of HSBC Holdings plc with effect from 14 April 2014. He will become a member of the Group Remuneration Committee and the Conduct & Values Committee.

Jonathan will also be appointed as Chairman of HSBC Bank plc, HSBC's European subsidiary which offers UK and Continental Europe Retail Banking, Commercial Banking, Global Banking and Markets and Global Private Banking services.

Jonathan was Chief Financial Officer of Novartis AG from 2009 to 2013. Prior to joining Novartis, Jonathan was a Partner and Managing Director of Goldman Sachs (2007-2009), Chief Financial Officer of AstraZeneca plc (1997-2007) and a Partner of KPMG (1992-1997). Jonathan's governance experience includes serving as a non-executive Director and chair of the audit committees of Diageo plc and Qinetiq plc.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "Jonathan has gained extensive governance, financial management and group reorganisation experience over many years and across a number of sectors which will be of particular relevance and value to the Board. His stewardship of HSBC Bank plc at a time of considerable change facing the sector will be critical in ensuring that the bank is best positioned to successfully navigate these challenges."

Jonathan's appointment will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2017 Annual General Meeting. The Directors have determined that Jonathan is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect his judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Supplementary information:

Jonathan Symonds is a non-executive Director of Genomics England Limited and an advisor to Mesoblast Limited and Proteus Digital Health Inc.

As a non-executive Director Jonathan Symonds will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting, and fees totalling £60,000 per annum as a member of each of the Group Remuneration Committee (£30,000 per annum as approved by the Directors in 2011) and Conduct & Values Committee (£30,000 per annum as approved by the Directors in January 2014).
Additionally, Jonathan will receive a fee of £345,000 per annum as Chairman of HSBC Bank plc, as approved by the shareholder of HSBC Bank plc in January 2014.

Jonathan Symonds' appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2014 Annual General Meeting and re-election annually thereafter.

Jonathan Symonds has an interest in 19,599 shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Jonathan Symonds that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1. Professional Qualification of Jonathan Richard Symonds (55)
A Fellow of the Institute of Chartered Accountants in England & Wales. He holds a BA, First Class Honours, in Business Finance from the University of Hertfordshire.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, Sir Jonathan Evans†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M Moses and Sir Simon Robertson†.

† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, and the Middle East and North Africa. With assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 14 March 2014